

Robert Frisch · 1st

Co-Founder & CEO at Firelight Camps

Ithaca, New York, United States · **500+ connections** ·
Contact info

 **Firelight Camps**

 **Cornell University - .**
Graduate School of..

Featured



The Magic of Glamping at Firelight Camps
YouTube

During their stay, the amazing folks at Glorious American
captured the essence of glamping at Firelight Camps in t
visually stunning video.

Experience



Founder & CEO
Firelight Camps
Jan 2014 – Present · 6 yrs 10 mos
Ithaca, NY

www.Firelightcamps.com Firelight Camps develops and operates luxury campgrounds. It is our
mission to create comfortable, stylish and revitaliz

staff and guests' appreciation for nature, inspire a
friends, and community.

Chief Glamping Officer

Contentment Camping

May 2013 – Jan 2014 · 9 mos

ConTENTment adds a unique hospitality experienc
be outfitted to fit your needs to create temporary
have worked with a wide variety of clients from we
at your next event.



Owner

Hostal La Buena Onda

Nov 2009 – Nov 2013 · 4 yrs 1 mo

We are Matagalpa's premier boutique hostel. We p
international travelers including shared and privat
that sources local and organic ingredients from ne

Fellow

eLab Startup Accelerator

May 2011 – May 2013 · 2 yrs 1 mo
Ithaca, New York

The ELAB is dedicated to providing business acce
undergraduate and graduate entrepreneurs. We h
fellow I advised twenty startups on market analysi
financing opportunities as well as organized and la

Small Business Development Volunteer

The Peace Corps

May 2007 – Aug 2009 · 2 yrs 4 mos

• Co-taught intensive business courses for over 60 women from rural areas as a consultant for
the Rural Entrepreneurs Program in the NGO – FUMDEC. Co-authored over 50 business plans,
which enabled FUMDEC to grant over 30,000 US$ in micro loans. Provided technical assistanc
on bookkeeping practices, basic finance and pricing, market intelligence studies, sa ...see mor

Summer Intern

Endeavor Global & Endeavor Chile

May 2004 – Sep 2004 · 5 mos

Headed the "where are they now" project to evaluate the company's progress and realize
lessons from their 6 years of operation through discussions with CEO Linda Rottenberg as well
as member-country directors.

Summer Analyst
The Mills Corporation
May 2004 – Aug 2004 · 4 mos
Arlington, VA

Intern in the Investor Relations and Acquisitions d
Investment Trust

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Education



Cornell University - Johnson Graduate Sch
MBA, Sustainable Global Enterprise
2011 – 2013
Activities and Societies: Leader of the Sustainable



University of Pennsylvania
B.A., International Relations
2002 – 2006
Activities and Societies: Sigma Iota Rho Honors S
Delta Theta

Minor in Music and Latin American Studies

Licenses & certifications



Entrepreneur of The Year 2016 - Tompkins
Tompkins County Chamber of Commerce

Skills & Endorsements

 **Entrepreneurship** · 37

Endorsed by **Adam J. Kirsch and 2 others**
who are highly skilled at this

 Endorsed by **3 of Robert's colleagues**
Peace Corps

 **Start-ups** · 16

 Endorsed by **2 of Robert's colleagues at Peace C**

 **Business Development** · 15

 Endorsed by **2 of Robert's colleagues at Peace C**

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Interests

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 **University of Pennsylvania**
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